UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note

As previously disclosed, (i) on May 9, 2023, Oatly Group AB (the “Company”) entered into an investment agreement (the “Investment Agreement”) with an affiliate of Hillhouse Investment Management, Ltd. (“Hillhouse”) to sell to Hillhouse $35 million aggregate principal amount of the Company’s 9.25% Convertible Senior PIK Notes due 2028 (the “Notes”) and (ii) on May 9, 2023, Verlinvest S.A. (“Verlinvest”), agreed to sell and Hillhouse agreed to purchase from Verlinvest, $15 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 originally purchased by Verlinvest on April 18, 2023 (the “Resale Notes”). The Notes will be issued pursuant to an indenture, dated May 31, 2023, by and between the Company and U.S. Bank Trust Company, National Association as trustee (the “Indenture”).

On May 23, 2023, (i) the group’s Sustainable Revolving Credit Facility Agreement was amended pursuant to an amendment letter (the “Sustainable Revolving Credit Facility Agreement Amendment Letter”) to, among other things, ensure that the Notes constitute “PIPE Financing” under and as defined in the Sustainable Revolving Credit Facility Agreement and (ii) the group’s Term Loan B Credit Agreement was amended pursuant to an amendment agreement (the “Term Loan B Credit Agreement Amendment Agreement”) to, among other things, ensure that the Notes constitute “Convertible Bonds” under and as defined in the Term Loan B Credit Agreement.

On May 31, 2023, the purchase and sale of the Notes and Resale Notes closed. Copies of the Investment Agreement, the Indenture, the Sustainable Revolving Credit Facility Agreement Amendment Letter and the Term Loan B Credit Agreement Amendment Agreement are furnished as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, to this report of foreign private issuer on Form 6-K.

Exhibit Index

Exhibit No.	Description
99.1	Investment Agreement, dated May 9, 2023
99.2	Indenture, dated May 31, 2023
99.3	Sustainable Revolving Credit Facility Agreement Amendment Letter, dated May 23, 2023
99.4	Term Loan B Credit Agreement Amendment Agreement, dated May 23, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Oatly Group AB

Date: June 1, 2023	By:	/s/ Christian Hanke
	Name:	Christian Hanke
	Title:	Chief Financial Officer